Contact

www.linkedin.com/in/nicolepaulk
(LinkedIn)

Top Skills

Molecular Biology
In Vivo
Gene Therapy

Languages

English (Native or Bilingual)

Certifications

Center for Faculty Educators
General Teaching Certificate

2023 Life Science Track Cohort
Company

TechStars Venture Deals Spring
Course

CERSI Immersion Course in Drug
Discovery, Drug Development, and
Regulation

Startup 101 Entrepreneurship
Certification

Honors-Awards

Young Investigator Award Grant
$25K

NIH K01 Career Transition Award

Charles Epstein Trainee Award
for Excellence in Human Genetics
Research – Semifinalist $750

Mass Spectrometry Seed Grant
$8,000

UCSF Liver Center Annual
Symposium Best Presentation $300

Publications

Ochronosis in a murine model of
alkaptonuria is synonymous to that in
the human condition.

Adeno-associated virus gene
repair corrects a mouse model of
hereditary tyrosinemia in vivo.

Nicole K. Paulk, PhD

CEO & Founder of Siren Biotechnology
San Francisco, California, United States

Summary

Working to push the boundaries of what's possible for all patients
everywhere with #AAV #GeneTherapy. I dare you to match my
energy## #BreastCancerSurvivor

———

Experience

Siren Biotechnology
CEO, Founder, President
September 2021 - Present (4 years 8 months)
San Francisco Bay Area

SereNeuro Therapeutics
Scientific Advisory Board Member
2025 - Present (1 year)

Metagenomi
Scientific Advisory Board Member
2023 - Present (3 years)

Dyno Therapeutics
Scientific Advisory Board Member
2021 - Present (5 years)

Johns Hopkins Medicine
Scientific Advisory Board Member, Neurofibromatosis Gene Therapy
Initiative
2021 - Present (5 years)

WhiteLab Genomics
Scientific Advisory Board Member
2021 - Present (5 years)

University of California, San Francisco

An orange calcium-modulated bioluminescent indicator for non-invasive activity imaging.

Methods Matter -- Standard Production Platforms for Recombinant AAV Produce Chemically and Functionally Distinct Vectors

Bioengineered viral platform for intramuscular passive vaccine delivery to human skeletal muscle

Patents

Novel recombinant adeno-associated virus capsids with enhanced human skeletal muscle tropism.

Novel recombinant adeno-associated virus capsids resistant to pre-existing human neutralizing antibodies.

Novel recombinant adeno-associated virus capsids resistant to pre-existing human neutralizing antibodies.

Novel recombinant adeno-associated virus capsids with enhanced human skeletal muscle tropism.

Novel recombinant adeno-associated virus capsids resistant to pre-existing human neutralizing antibodies

9 years

Assistant Professor, Affiliate
2022 - Present (4 years)
San Francisco Bay Area

Associate Member in Neurologic Oncology (https://cancer.ucsf.edu/people/paulk.nicole)
UCSF Helen Diller Family Comprehensive Cancer Center Member

Assistant Adj Professor
2017 - 2022 (5 years)
San Francisco Bay Area

Department of Biochemistry and Biophysics
Associate Member in Neurologic Oncology
UCSF Helen Diller Family Comprehensive Cancer Center Member
UCSF Glioblastoma Precision Medicine Program PI Member
UCSF Liver Center Member

Phacilitate
Advisory Board Member
2022 - 2026 (4 years)

GRO Biosciences
Scientific Advisory Board Member
2022 - 2025 (3 years)

Astellas Gene Therapies
Scientific Advisory Board Member
2022 - 2025 (3 years)

Excision BioTherapeutics
Scientific Advisory Board Member
2021 - 2025 (4 years)

Hanson Wade
Scientific Advisory Board, Gene Therapy for Rare Disorders Searchlight Program
January 2022 - February 2024 (2 years 2 months)

Sarepta Therapeutics
Scientific Advisory Board Member
2020 - 2024 (4 years)

Cytiva
Scientific Advisory Board Member (CEVEC)
2021 - 2023 (2 years)

CZ Biohub
Visiting Scientist, Genome Engineering
2017 - 2018 (1 year)
San Francisco Bay Area

Stanford University School of Medicine
5 years

Instructor
2016 - 2017 (1 year)
Stanford, CA, USA

Department of Pediatrics

-Developed enabling technologies in host-virus interactions, viral gene therapy, and preclinical therapeutic development.

-Published 2 papers, NIDDK K01 Grant, 2 Young Investigator Grants.

Postdoctoral Research Fellow
2012 - 2016 (4 years)
Stanford, CA, USA

Departments of Pediatrics and Genetics

-Directed evolution screens to evolve AAV capsids that evade the immune system for durability in treating liver diseases (AAV-NP40; AAV-NP59). Shared with 13 companies and academic labs.

-Engineered passive HIV vaccine vectors (AAV-NP22; AAV-NP66) for Bill & Melinda Gates Foundation. Shared with 9 companies and academic labs.

-Co-developed viral genome editing system to integrate transgenes without viral promoters or nucleases to prevent oncogenic events. Spun out into LogicBio Therapeutics.

-Published 6 papers, 2 patents, NHLBI F32 Fellowship, 5 honors, 4 travel awards.

Oregon Health & Science University, Oregon Stem Cell Center
6 years

Graduate Student
2007 - 2012 (5 years)
Portland, OR, USA

Department of Cell & Developmental Biology

-Utilized mouse models of hereditary tyrosinemia type I to demonstrate that AAV can be engineered to correct disease-causing mutations in patients in vivo via homologous recombination.

-Established that transient inhibition of NHEJ increases genome editing via homologous recombination. First demonstration of sexually dimorphic AAV-based genome editing in livers of adult and neonatal mice.

-Restored liver enzymatic function in genetic mouse models through paired hepatocyte replacement and small molecule administration to transiently apply positive selection for transplanted hepatocytes.

-Published 6 papers, NCI F31 Fellowship, 5 scholarships, 5 travel awards, Valedictorian.

Research Assistant
2006 - 2007 (1 year)
Portland, OR, USA

-Co-developed the leading humanized liver xenotransplantation mouse model for studying human drug metabolism, hepatotropic viral replication, human liver cancer, and mass-producing human hepatocytes. Spun out into Yecuris.

Central Washington University, Department of Chemistry
Research Assistant
2003 - 2006 (3 years)
Ellensburg, WA, USA

-Photochemical modeling studies with atmospheric sulfinic acid and iron oxyhydroxide compounds to establish the potential effectiveness of stimulating large oceanic algal blooms as a CO_2 sink for mediating global warming.

-Published 1 paper, 7 scholarships, awarded 2 NSF Grants, led an NSF ScienceQuest program.

Education

Stanford University School of Medicine

Postdoctoral Fellow, Human Gene Therapy Program · (2012 - 2016)

Oregon Health and Science University

Doctor of Philosophy (PhD), AAV Gene Therapy and Regenerative Medicine · (2007 - 2012)

Central Washington University

Bachelor of Science (BS), Medical Microbiology, Chemistry Minor · (2002 - 2006)